Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange ”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an offer or an invitation by any person to acquire, purchase or subscribe for shares or other securities of OneConnect Financial Technology Co., Ltd. (the “Company”).

This announcement is not for distribution in the United States. This announcement is not an offer of securities for sale in the United States. No securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling securities holder and that will contain detailed information about the company and management, as well as financial statements.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the listing document dated June 28, 2022 (the “Listing Document”).

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Expiry of Designated Period

Joint Sponsors

The Company issues this announcement to provide an update on the Liquidity Arrangements.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated June 28, 2022 (the “Formal Notice”), the announcement regarding recent trading information in respect of the ADSs on the NYSE and Designated Dealer’s and Alternate Designated Dealer’s respective designated dealer identity numbers dated June 28, 2022, the announcement regarding previous trading day trading information in respect of the ADSs on the NYSE dated June 29, 2022, the announcement regarding previous day trading information in respect of the ADSs on the NYSE, inventory to be held by Designated Dealer and Alternate Designated Dealer and number of Shares to be transferred to Hong Kong prior to the Listing dated June 30, 2022, the announcement regarding recent trading information in respect of the ADSs on the NYSE dated July 4, 2022, and the announcements regarding update on Batch-Conversions dated July 27, 2022, August 17, 2022 and September 7, 2022, respectively, issued by the Company before deciding to invest in the Shares or the ADSs (collectively, the “Announcements”).

INTRODUCTION

Reference is made to the Listing Document, the Formal Notice and the Announcements.

As at the date of this announcement, the total number of issued Shares is 1,169,980,653.

EXPIRY OF THE DESIGNATED PERIOD

As stated in the section headed “Listings, Registration, Dealings and Settlement – Proposed Liquidity Arrangements” in the Listing Document, the Designated Period is a period of three months from and including the Listing Date (which was on July 4, 2022). The Designated Period shall end upon the end of the Closing Auction Session (as defined in the Rules of the Exchange) on October 3, 2022. Upon expiry of the Designated Period, the Liquidity Activities as described in the Listing Document will no longer be carried out, and the engagement of the Designated Dealer and the Alternate Designated Dealer shall be terminated.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, October 3, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen, Dr. Wangchun Ye and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Mr. Wenwei Dou, Mr. Min Zhu and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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